 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Farrell, Brian J. (Last) (First) (Middle) 27001 Agoura Road Suite 325 (Street) Calabasas Hills, CA 91301 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol THQ Inc. thqi
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          Chairman, CEO and President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 24, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					124151	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Farrell, Brian J. - February 24, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
02/24/03 Option to Purchase Common Stock,par $0.01	$11.8300	02/24/2003		A |	(A) 62,500	(1) (2) | 02/24/2008	Common Stock - 62,500		62,500	D
01/02/01 Option to Purchase Common Stock	$14.9583					(2) (3) | 01/02/2006	Common Stock - 187,500		187,500	D
02/28/02 Option to Purchase Common Stock	$30.0400					(2) (4) | 02/28/2007	Common Stock - 375,000		375,000	D
07/21/00 Option to Purchase Common Stock	$10.2500					(2) (5) | 07/21/2005	Common Stock - 150,000		150,000	D
08/28/96 Option to Purchase Common Stock	$1.4800					(2) (6) | 02/28/2006	Common Stock - 204,000		204,000	D
09/22/98 Option to Purchase Common Stock	$6.5555					(2) (7) | 09/22/2003	Common Stock - 337,500		337,500	D
10/01/01 Option to Purchase Common Stock	$27.4867					(2) (8) | 10/01/2006	Common Stock - 112,500		112,500	D
11/03/99 Option to Purchase Common Stock	$17.1933					(2) (9) | 11/03/2004	Common Stock - 225,000		225,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /S/ Brian J. Farrell 02-25-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Farrell, Brian J. - February 24, 2003
Form 4 (continued)
FOOTNOTE Descriptions for THQ Inc. thqi

Form 4 - February 2003

Brian J. Farrell
27001 Agoura Road
Suite 325
Calabasas Hills, CA 91301
Explanation of responses:

(1246576928)   One-third of the Option vests on each of the first, second and third anniversary of the Grant Date.
(1246576928)   Date of Grant: 02/24/2003

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